June 10, 2005

By EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0309
Washington, D.C. 20549

Attn:	Joe Kempf, Staff Accountant
Joe Cascarano, Staff Accountant

	Re:	UniFirst Corporation
Form 10-K for the fiscal year ended August 28, 2004
Filed November 12, 2004
File No. 001-08504

Ladies and Gentlemen:

     This letter is submitted on behalf of UniFirst Corporation, Inc. (the “Company”), 68 Jonspin Road, Wilmington, MA, 01887, in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended August 28, 2004 (the “Form 10-K”), as set forth during a phone call with the Company on May 23, 2005 (the “Call”).

     During the Call, the Staff requested that the Company provide a letter explaining the Company’s position regarding certain parts of the business that were identified by the Staff as operating segments. These operating segments were identified by the Staff based on certain information provided in Exhibit I of the Company’s May 2, 2005 response to the Staff’s letter dated March 31, 2005 (“Exhibit I”).

Operating Segments

     The Staff has asked the Company to consider, based on the information presented in Exhibit I, whether the results of operations presented in the columns labeled Canada, Mfg, and Corporate constitute separate operating segments as defined by paragraph 10 of SFAS 131. The Company continues to believe that it has three operating segments; the US and Canadian Rental and Cleaning operating segment, the Specialty Garments Rental and Cleaning operating segment and the First Aid operating segment. Information related to these three operating segments is regularly reviewed by the Chief Operating Decision Maker (CODM) for the purpose of assessing performance. The Company believes that the most accurate presentation of information that reflects how the CODM assesses performance would be to combine the results of operations of US Laundries, Canada, Mfg and the majority of the costs in Corporate to form the US and Canadian

Rental and Cleaning operating segment. The remaining two operating segments would include the results of operations currently labeled in Exhibit I as Specialty Garments and First Aid. These two operating segments would also now include a small amount of allocated corporate costs. The Company will revise its internal reporting to reflect this presentation as it feels that this is the presentation that most accurately reflects how the CODM assesses performance.

     The Company does not believe that its manufacturing operation (Mfg) constitutes an operating segment as defined by paragraph 10 of SFAS 131. This is due primarily to the fact that the Company’s CODM does not regularly review the information provided in Exhibit I related to Mfg for the purpose of allocating resources to or assessing its performance. The CODM views Mfg as one of many cost centers that support the US and Canadian Rental and Cleaning operating segment. Mfg operates entirely to support the US and Canadian Rental and Cleaning operating segment and does not interact at all with the Specialty Garments Rental and Cleaning or First Aid operating segments.

     The amounts reflected as revenues recorded by Mfg are generated when goods are shipped from the Company’s manufacturing facilities in Mexico to its distribution center in Owensboro, Kentucky. These revenues are recorded at a transfer price which is typically in excess of the actual manufacturing cost. The transfer price is determined by management and does not necessarily represent the fair value of the garments manufactured. This transfer price is typically the estimated cost to acquire a similar garment from a third party, but in many instances the transfer price is lower to encourage the laundries to use the internally manufactured garment rather than purchase the garment from a third party. Transfer prices are used, as opposed to cost, so the US and Canadian Rental and Cleaning locations do not receive the benefit from the lower merchandise costs that are a result of internal manufacturing. This helps to prevent situations where the laundry locations attempt to pass along these lower merchandise costs to the customers by offering lower pricing. These transfer prices are not used to assess the performance of the manufacturing facility. The amounts which are reflected as revenues are eliminated in the Company’s consolidated financial statements. The CODM does not make decisions about whether to manufacture garments versus buying garments based on the operating results of Mfg as presented in Exhibit I. The results of operations of Mfg are reviewed jointly with the results of operations of the US and Canadian Laundries by the CODM to make relevant decisions about the performance of or resources to be allocated to the US and Canadian Rental and Cleaning operations as a whole.

     The Company also does not believe that the information presented in the Corporate column of Exhibit I (“Corporate”) constitutes an operating segment as defined by paragraph 10 of SFAS 131. This is due to the fact that the Company’s CODM does not regularly review the information in Corporate for the purpose of allocating resources or assessing performance. As currently presented, Corporate includes costs associated with the Company’s distribution center, sales and marketing, information systems, engineering, materials management, finance and budgeting, human resources, other general and administrative costs and interest expense. The revenues presented in Corporate are direct sales revenues related to national accounts and catalog sales. These sales are made primarily to the customers of the US and Canadian Rental and Cleaning operating segment. These revenues are not material as they represent less than 1% of total revenues.

     The Company estimates that greater than 90% of the costs in Corporate relate to the US and Canadian Rental and Cleaning operating segment. Many of the cost centers included in Corporate such as the distribution center, sales & marketing and materials management incur costs that are 100% in support of the US and Canadian Rental and Cleaning operating segments. The costs for distribution, sales & marketing and materials management for the Specialty Garments Rental and Cleaning and First-Aid operating segments are already included in the columns on Exhibit I entitled Specialty Garments and First-Aid. Therefore, substantially all of the costs in Corporate are currently reviewed jointly with the results of operations of the US and Canadian Laundries and Mfg by the CODM to make relevant decisions about the performance of or resources to be allocated to the US and Canadian Rental and Cleaning operations as a whole and therefore will be allocated to this operating segment in the Company’s revised internal reporting. In addition, the remaining costs that relate to all three operating segments will either be allocated based on their relative involvement with the three operating segments or remain in a corporate column. For example, the Company will not allocate certain costs such as interest expense to its operating segments.

     The Company believes that allocating these Corporate costs to the Company’s proposed three operating segments is in line with the guidance in paragraph 89 of SFAS 131. SFAS 131 discusses the fact that it is likely that the information used by the CODM would include amounts that clearly are directly attributable to a particular segment; otherwise, the usefulness of the information for decision making purposes would be doubtful.

     In addition, the Company does not believe that its Canadian Rental and Cleaning operations (“Canada”) constitutes an operating segment as defined by paragraph 10 of SFAS 131. This is due to the fact that the Company’s Chief Operation Decision Maker (CODM) does not regularly review the information provided in Exhibit I related to Canada for the purpose of allocating resources or assessing its performance. Canada’s results are assessed primarily by a Regional Vice President who reports to one of two Senior Vice Presidents as reflected in Exhibit II of the Company’s May 2, 2005 response. The information with respect to Canada in Exhibit I has always been segregated from a reporting standpoint due to the different currency used in accumulating this financial information. As discussed above, a more relevant presentation of the information for use by the CODM would combined the Company’s Canadian operations with the US Rental and Cleaning operations, Mfg, and certain Corporate costs as this is how the CODM reviews the information when assessing performance and allocating resources.

     In summary, the CODM currently reviews the information for US Laundries, Mfg, Canada, and substantially all of the costs in Corporate together when assessing the performance of and allocating resources to the US and Canadian Rental and Cleaning operating segment. This is due to the fact that all of the Mfg costs and substantially all of the Corporate costs are directly attributable to the US and Canadian Rental and Cleaning operating segment. Therefore, as discussed above, the Company will revise its internal reporting to reflect how the CODM assesses performance of the Company’s three operating segments.

Reportable Segments

     The Company feels that its reportable segments that meet the quantitative thresholds for separate reporting as described in SFAS 131 are the US and Canadian Rental and Cleaning operating segment and the Specialty Garments operating segment. The Company’s remaining operating segment; First Aid, does not meet the quantitative threshold to be reported separately. Accordingly, segment disclosure would include three columns; (1) US and Canadian Rental and Cleaning operating segment (2) Specialty Garments and (3) Other. The Other column would contain the First Aid operating segment as well as any corporate costs that were not allocated to the specific operating segments in the Company’s revised internal reporting as discussed above.

     The Company is willing to present its segment disclosures as described above, however, it would be preferable to the Company to combine the operations of the Specialty Garments Rental and Cleaning and First Aid operating segments into one column and present unallocated corporate costs in a separate column. The Company feels that this would be a more relevant disclosure as both of these operating segments represent business operations. The Company does not feel that this disclosure would be contrary to the objectives of SFAS 131 due to the fact that the First Aid operating segment is not material consisting of less than 4% of consolidated revenues, assets and pre-tax income.

     Please call the undersigned at (978) 658-8888 after reviewing this letter to discuss the segment disclosure that the Company will include in future filings.

Very truly yours,
By:	/s/ John B. Bartlett
John B. Bartlett,
Senior Vice President and Chief Financial Officer